UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Financial Information Jan-Jun/2023 —

1

B3: PETR3 (ON) | PETR4 (PN)

NYSE: PBR (ON) | PBRA (PN)

www.petrobras.com.br/ir

petroinvest@petrobras.com.br

+ 55 21 3224-1510

Disclaimer

This presentation contains some financial indicators that are not recognized by GAAP or the IFRS. The indicators presented herein do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance and liquidity; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. See definitions of EBITDA, Adjusted EBITDA, LTM Adjusted EBITDA, Adjusted Cash and Cash Equivalents, Net Debt, Gross Debt, Free Cash Flow, and Leverage in the Glossary and their reconciliations in the sections Liquidity and Capital Resources, Reconciliation of LTM Adjusted EBITDA, Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics and Consolidated Debt.

2

3

CONSOLIDATED RESULTS

The main functional currency of the Petrobras Group is the Brazilian real, which is the functional currency of the parent company and its Brazilian subsidiaries. As the presentation currency of the Petrobras Group is the U.S. dollar, the results of operations in Brazilian reais are translated into U.S. dollars using the average exchange rates prevailing during the period (average exchange rate of R$/US$ 5.07 in Jan-Jun/2023 compared to R$/US$ 5.08 in Jan-Jun/2022).

Key Financial Information

US$ million	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Sales revenues	49,750	61,892	(19.6)
Cost of Sales	(24,000)	(28,019)	(14.3)
Gross profit	25,750	33,873	(24.0)
Income (expenses)	(5,719)	(2,048)	179.2
Consolidated net income attributable to the shareholders of Petrobras	13,169	19,615	(32.9)
Net cash provided by operating activities	19,989	24,804	(19.4)
Adjusted EBITDA	25,392	34,904	(27.3)
Average Brent crude (US$/bbl)	79.83	107.59	(25.8)
Average Domestic basic oil products price (US$/bbl)	102.62	120.04	(14.5)

US$ million	06.30.2023	12.31.2022	Change (%)
Gross Debt	57,971	53,799	7.8
Net Debt	42,177	41,516	1.6
Gross Debt/LTM Adjusted EBITDA ratio	1.02	0.81	25.8
Net Debt/LTM Adjusted EBITDA ratio	0.74	0.63	17.5

Sales Revenues

US$ million	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Diesel	15,387	18,164	(15.3)
Gasoline	7,469	8,034	(7.0)
Liquefied petroleum gas (LPG)	1,880	2,623	(28.3)
Jet fuel	2,508	2,391	4.9
Naphtha	908	1,335	(32.0)
Fuel oil (including bunker fuel)	547	718	(23.8)
Other oil products	2,212	2,889	(23.4)
Subtotal Oil Products	30,911	36,154	(14.5)
Natural gas	2,955	3,684	(19.8)
Crude oil	2,715	4,443	(38.9)
Renewables and nitrogen products	46	161	(71.4)
Revenues from non-exercised rights	438	274	59.9
Electricity	263	402	(34.6)
Services, agency and others	525	545	(3.7)
Total domestic market	37,853	45,663	(17.1)
Exports	11,172	14,924	(25.1)
Crude oil	8,456	10,405	(18.7)
Fuel oil (including bunker fuel)	2,363	4,161	(43.2)
Other oil products and other products	353	358	(1.4)
Sales abroad *	725	1,305	(44.4)
Total foreign market	11,897	16,229	(26.7)
Total	49,750	61,892	(19.6)
* Sales revenues from operations outside of Brazil, including trading and excluding exports.

4

Sales revenues were US$ 49,750 million for the period Jan-Jun/2023, a 19.6% decrease (US$ 12,142 million) when compared to US$ 61,892 million for the period Jan-Jun/2022, mainly due to:

(i)	a US$ 5,243 million decrease in domestic market oil products revenues, composed of a US$ 5,264 million decrease which relates to a decrease in average prices, partially offset by a US$ 21 million increase which relates to an increase in sales volumes;

(ii)	a US$ 1,949 million decrease in exported crude oil revenues, composed of a US$ 2,608 million decrease which relates to a decrease in average Brent prices, partially offset by a US$ 659 million increase which relates to an increase in sales volumes;

(iii)	a US$ 1,798 million decrease in exported fuel oil revenues, of which US$ 1,147 million relates to a decrease in sales volumes, and US$ 651 million related to a decrease in average prices; and

(iv)	a US$ 1,728 million decrease in domestic market crude oil revenues, of which US$ 1,023 million relates to a decrease in average Brent prices and US$ 705 million related to a decrease in sales volumes.

Cost of Sales

US$ million	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Raw material, products for resale, materials and third-party services *	(12,782)	(13,769)	(7.2)
Depreciation, depletion and amortization	(4,952)	(5,344)	(7.3)
Production taxes	(5,477)	(8,093)	(32.3)
Employee compensation	(789)	(813)	(3.0)
Total	(24,000)	(28,019)	(14.3)

* It includes short-term leases and inventory turnover.

Cost of sales was US$ 24,000 million for the period Jan-Jun/2023, a 14.3% decrease (US$ 4,019 million) when compared to US$ 28,019 million for the period Jan-Jun/2022, mainly due to lower production taxes due to lower Brent prices.

Income (Expenses)

US$ million	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Selling expenses	(2,421)	(2,425)	(0.2)
General and administrative expenses	(745)	(622)	19.8
Exploration costs	(348)	(123)	182.9
Research and development expenses	(326)	(426)	(23.5)
Other taxes	(529)	(152)	248.0
Impairment of assets	(404)	(167)	141.9
Other income and expenses, net	(946)	1,867	-
Total	(5,719)	(2,048)	179.2

Selling expenses were US$ 2,421 million for the period Jan-Jun/2023, a 0.2% decrease (US$ 4 million) compared to US$ 2,425 million for the period Jan-Jun/2022, mainly due to lower logistical expenses due to the decrease in sales volumes of crude oil in the domestic market and fuel oil exported, partially compensated by the increase in crude oil export volumes.

General and administrative expenses were US$ 745 million for the period Jan-Jun/2023, a 19.8% increase (US$ 123 million) compared to US$ 622 million for the period Jan-Jun/2022, mainly due to higher expenses with licenses related to cybersecurity and inflation.

Exploration costs were US$ 348 million for the period Jan-Jun/2023, a 182.9% increase (US$ 225 million) compared to US$ 123 million for the period Jan-Jun/2022, mainly due to geological and geophysical expenses in the Brazilian Equatorial Margin region in order to obtain an environmental license in 2023.

5

Other taxes were US$ 529 million for the period Jan-Jun/2023, a 248.0% increase (US$ 377 million) compared to US$ 152 million for the period Jan-Jun/2022, mainly due to a 9.2% extraordinary taxation over exports of crude oil, pursuant to Provisional Measure No. 1,163/2023. This extraordinary taxation is temporary and only applicable for the period March to June 2023.

Impairment of assets were US$ 404 million for the period Jan-Jun/2023, a 141.9% increase (US$ 237 million) compared to US$ 167 million for the period Jan-Jun/2022, mainly arising from the assessment of the second refining unit of RNEST, which resulted in the recognition of a US$ 383 loss, mainly due to: (i) an increase in projected necessary investments following the review of the scope for implementation of logistics infrastructure, ; (ii) increase in the discount rate to 7.4% p.a. (from 7.1% p.a. as of December 31, 2022); and (iii) appreciation of the real against the dollar on estimated future cash flows.

Other income and expenses, net presented a US$ 946 million expense in Jan-Jun/2023, a US$ 2,813 million change to the US$ 1,867 million income presented in Jan-Jun/2022, mainly due to the US$ 2,872 million income with the financial compensation from the co-participation agreements in bid areas (Sépia and Atapu fields) occurred in Jan-Jun/2022.

Net finance (expense) income

US$ million	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Finance income	981	881	11.4
Income from investments and marketable securities (Government Bonds)	757	532	42.3
Other finance income	224	349	(35.8)
Finance expenses	(1,712)	(1,716)	(0.2)
Interest on finance debt	(1,053)	(1,223)	(13.9)
Unwinding of discount on lease liabilities	(758)	(624)	21.5
Discount and premium on repurchase of debt securities	-	(110)	-
Capitalized borrowing costs	589	535	10.1
Unwinding of discount on the provision for decommissioning costs	(431)	(267)	61.4
Other finance expenses	(59)	(27)	118.5
Foreign exchange gains (losses) and indexation charges	88	(1,767)	-
Foreign exchange gains (losses), net	2,320	781	197.1
Reclassification of hedge accounting to the Statement of Income	(2,232)	(2,488)	(10.3)
Monetary restatement of anticipated dividends and dividends payable	(429)	(280)	53.2
Recoverable taxes inflation indexation income	95	45	111.1
Other foreign exchange gains and indexation charges, net	334	175	90.9
Total	(643)	(2,602)	(75.3)

Net finance income (expense) was an expense of US$ 643 million for the period Jan-Jun/2023, a decrease of US$ 1,959 million compared to an expense of US$ 2,602 million for the period Jan-Jun/2022, mainly due to:

•	foreign exchange gain of US$ 2,320 million in Jan-Jun/2023, as compared to a US$ 781 million gain in Jan-Jun/2022 reflecting a 7.6% appreciation of the real/US$ exchange rate in Jan-Jun/2023 (06/30/2023: R$ 4.82/US$, 12/31/2022: R$ 5.22/US$) compared to a 6.1% appreciation in Jan-Jun/2022 (06/30/2022: R$ 5.24/US$, 12/31/2021: R$ 5.58/US$), which applied to a higher average net liability exposure to the US$ during Jan-Jun/2023 than in Jan-Jun/2022.

Income tax expenses

Income tax was an expense of US$ 6,172 million in Jan-Jun/2023, compared to an expense of US$ 9,875 million in Jan-Jun/2022. The decrease was mainly due to lower net income before income taxes (US$ 19,401 million of income in Jan-Jun/2023 compared to a US$ 29,564 million income in Jan-Jun/2022), resulting in nominal income taxes computed based on Brazilian statutory corporate tax rates (34%) of US$ 6,597 million in Jan-Jun/2023 compared to a US$ 10,051 million in Jan-Jun/2022.

Net Income attributable to shareholders of Petrobras

Net income attributable to shareholders of Petrobras was US$ 13,169 million for the period Jan-Jun/2023, a US$ 6,446 million decrease compared to a net income attributable to shareholders of Petrobras of US$ 19,615 million for the period Jan-Jun/2022, as explained above, mainly due to lower Brent prices reflected in our Gross profit (US$ 25,750 million in Jan-Jun/2023 compared to US$ 33,873 million in Jan-Jun/2022) and higher expenses (US$ 5,719 million of expenses in Jan-Jun/2023 compared to a US$ 2,048 million expenses in Jan-Jun/2022).

6

CAPITAL EXPENDITURES (CAPEX)

CAPEX (US$ million)	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Exploration and Production (*)	4,785	3,889	23.0
Refining, Transportation and Marketing	707	526	34.4
Gas and Power	76	186	(59.1)
Corporate and Other businesses	155	240	(35.4)
Total	5,723	4,841	18.2

(*) In Jan-Jun/2023, there is US$ 146 million of signature bonuses related to the Sudoeste de Sagitário, Água Marinha and Norte de Brava Blocks. In Jan-Jun/2022, there is US$ 840 million of signature bonus related to the Sépia and Atapu fields.

We invested a total of US$ 5,723 million in Jan-Jun/2023, of which 83.6% was in the E&P segment, a 18.2% increase when compared to our Capital Expenditures of US$ 4,841 million in Jan-Jun/2022. In line with our Strategic Plan, our Capital Expenditures were primarily directed toward investment projects in which Management believes are most profitable, relating to oil and gas production.

In Jan-Jun/2023, Capital expenditures in the E&P segment totaled US$ 4,785 million, a 23.0% increase when compared to US$ 3,889 million in Jan-Jun/2022, mainly due to the development of large projects, especially the progress in the construction and integration of FPSOs in Búzios, in addition to higher exploratory expenses in the pre-salt layer of Santos basin, partially offset by a decrease in signature bonuses (US$ 146 million related to Sudoeste de Sagitário, Água Marinha and Norte de Brava blocks in Jan-Jun/2023 compared to US$ 840 million related to Sépia and Atapu fields in Jan-Jun/2022).. Investments in Jan-Jun/2023 were mainly concentrated on: (i) the development of production in the Santos Basin pre-salt (US$ 2,483 million); (ii) deepwater production development (US$ 752 million); (iii) exploratory investments (US$ 345 million); and (iv) signature bonus related to the Sudoeste de Sagitário, Água Marinha and Norte de Brava blocks (US$ 146 million).

7

LIQUIDITY AND CAPITAL RESOURCES

US$ million	Jan-Jun/2023	Jan-Jun/2022
Adjusted Cash and Cash Equivalents at the beginning of the period	12,283	11,117
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the beginning of the period	(4,287)	(650)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	-	13
Cash and cash equivalents at the beginning of the period	7,996	10,480
Net cash provided by operating activities	19,989	24,804
Acquisition of PP&E and intangibles assets	(5,335)	(4,073)
Acquisition of equity interests	(17)	(19)
Proceeds from disposal of assets – (Divestments)	3,461	3,378
Financial compensation from co-participation agreement	391	5,213
Dividends received	69	242
Divestment (Investment) in marketable securities	(468)	(2,108)
Net cash provided by (used in) investing activities	(1,899)	2,633
(=) Net cash provided by operating and investing activities	18,090	27,437
Proceeds from finance debt	62	330
Repayments of finance debt	(2,486)	(6,393)
Net change in finance debt	(2,424)	(6,063)
Repayment of lease liability	(2,862)	(2,682)
Dividends paid to shareholders of Petrobras	(10,397)	(12,429)
Dividends paid to non-controlling interest	(48)	(58)
Changes in non-controlling interest	(50)	(17)
Net cash used in financing activities	(15,781)	(21,249)
Effect of exchange rate changes on cash and cash equivalents	46	(374)
Cash and cash equivalents at the end of the period	10,351	16,294
Government bonds, bank deposit certificates and time deposits with maturities of more than three months at the end of the period	5,443	2,855
Cash and cash equivalents in companies classified as held for sale at the end of the period	-	(7)
Adjusted Cash and Cash Equivalents at the end of the period	15,794	19,142

Reconciliation of Free Cash Flow
Net cash provided by operating activities	19,989	24,804
Acquisition of PP&E and intangible assets	(5,335)	(4,073)
Acquisition of equity interests	(17)	(19)
Free Cash Flow *	14,637	20,712

* Free Cash Flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”), approved in July 2023, which is the result of the equation: FCF = net cash provided by operating activities less the sum of acquisition of PP&E and intangible assets and acquisition of equity interests. For comparative purposes, the amount of Jan-Jun/2022 has been adjusted in accordance with the new Policy.

As of June 30, 2023, the balance of Cash and cash equivalents was US$ 10,351 million and Adjusted Cash and Cash Equivalents totaled US$ 15,794 million.

The six-month period ended June 30, 2023 had net cash provided by operating activities of US$ 19,989 million and positive Free Cash Flow of US$ 14,637 million. This level of cash generation, together with proceeds from disposal of assets (divestments) of US$ 3,461 million, financial compensation from co-participation agreements of US$ 391 million and proceeds from finance debt of US$ 62 million, were allocated to: (a) debt prepayments and to amortizations of principal and interest due in the period of US$ 2,486 million; (b) repayment of lease liability of US$ 2,862 million; (c) dividends paid to shareholders of Petrobras of US$ 10,397 million; (d) acquisition of PP&E and intangibles assets of US$ 5,335 million; and (e) investment in marketable securities of US$ 468 million.

In the six-month period ended June 30, 2023, the Company repaid several finance debts, in the aggregate amount of US$ 2,486 million.

8

CONSOLIDATED DEBT

Debt (US$ million)	06.30.2023	12.31.2022	Change (%)
Capital Markets	17,363	16,957	2.4
Banking Market	8,775	9,672	(9.3)
Development banks	735	723	1.7
Export Credit Agencies	2,190	2,443	(10.4)
Others	165	159	3.8
Finance debt	29,228	29,954	(2.4)
Lease liabilities	28,743	23,845	20.5
Gross Debt	57,971	53,799	7.8
Adjusted Cash and Cash Equivalents	15,794	12,283	28.6
Net Debt	42,177	41,516	1.6
Leverage: Net Debt/(Net Debt + Shareholders' Equity)	35%	37%	(5.4)
Average interest rate (% p.a.)	6.6	6.5	1.5
Weighted average maturity of outstanding debt (years)	12.12	12.07	0.4

As of June 30, 2023, the Company’s maintained its liability management strategy to improve the debt profile and to adapt to the maturity terms of the Company’s long-term investments.

Gross Debt increased 7.8% (US$ 4,172 million) to US$ 57,971 million as of June 30, 2023 from US$ 53,799 million as of December 31, 2022, mainly due to the higher lease liabilities in the period (a US$ 4,898 million increase) as a result of the entry into operation of FPSO Almirante Barroso and FPSO Anna Nery, partially offset by lower finance debt (with a US$ 726 million decrease in the period). Gross Debt was maintained in the range between US$ 50,000 million and US$ 65,000 million target defined in the 2023-2027 Strategic Plan, mainly due to debt prepayments and amortizations.

As of June 30, 2023, Net Debt increased by 1.6% (US$ 661 million), reaching US$ 42,177 million, compared to US$ 41,516 million as of December 31, 2022.

9

RECONCILIATION OF EBITDA, LTM EBITDA, LTM ADJUSTED EBITDA, GROSS DEBT/LTM ADJUSTED EBITDA AND NET DEBT/LTM ADJUSTED EBITDA METRICS

LTM Adjusted EBITDA reflects the sum of the last twelve months of Adjusted EBITDA, which is computed by using the EBITDA (net income before net finance (expense) income, income taxes, depreciation, depletion and amortization) adjusted by items not considered part of the Company’s primary business, which include results in equity-accounted investments, results on disposal and write-offs of assets and on remeasurement of investment retained with loss of control, impairment and results from co-participation agreements in bid areas.

LTM Adjusted EBITDA represents an alternative to the company's operating cash generation. This measure is used to calculate the metrics Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA, to support management’s assessment of liquidity and leverage.

EBITDA, Adjusted EBITDA and Net cash provided by operating activities – OCF

US$ million	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Net income	13,229	19,689	(32.8)
Net finance (expense) income	643	2,602	(75.3)
Income taxes	6,172	9,875	(37.5)
Depreciation, depletion and amortization	6,173	6,630	(6.9)
EBITDA	26,217	38,796	(32.4)
Results in equity-accounted investments	(13)	(341)	(96.2)
Impairment of assets (reversals)	404	167	141.9
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,188)	(846)	40.4
Results from co-participation agreements in bid areas	(28)	(2,872)	(99.0)
Adjusted EBITDA	25,392	34,904	(27.3)
Allowance for credit loss on trade and other receivables	34	39	(12.8)
Trade and other receivables	1,175	57	1,961.4
Inventories	1,080	(2,034)	-
Trade payables	(291)	(141)	106.4
Taxes payable	(7,266)	(6,083)	19.4
Others	(135)	(1,938)	(93.0)
Net cash provided by operating activities – OCF	19,989	24,804	(19.4)

10

LTM EBITDA, LTM Adjusted EBITDA, LTM Net cash provided by operating activities – OCF

	US$ million
	Last twelve months (LTM) at
	06.30.2023	12.31.2022	Jul-Sep/2022	Oct-Dec/2022	Jan-Mar/2023	Abr-Jun/2023
Net income	30,295	36,755	8,790	8,276	7,370	5,859
Net finance (expense) income	1,881	3,840	1,524	(286)	622	21
Income taxes	13,067	16,770	3,888	3,007	3,596	2,576
Depreciation, depletion and amortization	12,761	13,218	3,267	3,321	2,924	3,249
EBITDA	58,004	70,583	17,469	14,318	14,512	11,705
Results in equity-accounted investments	77	(251)	(32)	122	(35)	22
Impairment of assets	1,552	1,315	255	893	3	401
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(1,486)	(1,144)	(292)	(6)	(496)	(692)
Results from co-participation agreements in bid areas	(1,442)	(4,286)	10	(1,424)	(28)	-
Adjusted EBITDA	56,705	66,217	17,410	13,903	13,956	11,436
Allowance for credit loss on trade and other receivables	60	65	3	23	24	10
Trade and other receivables	1,473	355	672	(374)	412	763
Inventories	1,897	(1,217)	(561)	1,378	989	91
Trade payables	(509)	(359)	(200)	(18)	(478)	187
Taxes payable	(15,140)	(13,957)	(5,113)	(2,761)	(4,497)	(2,769)
Others	415	(1,387)	(147)	697	(59)	(76)
Net cash provided by operating activities -OCF	44,901	49,717	12,064	12,848	10,347	9,642

11

Gross Debt/LTM Adjusted EBITDA and Net Debt/LTM Adjusted EBITDA Metrics

The Gross Debt/LTM Adjusted EBITDA ratio and Net Debt/LTM Adjusted EBITDA metrics are important metrics that support our management in assessing the liquidity and leverage of Petrobras Group. These ratios are important measures for management to assess the Company’s ability to pay off its debt, mainly because Gross Debt is a Top Metric of our Strategic Plan 2023-2027.

The following table presents the reconciliation for those metrics to the most directly comparable measure derived from IFRS captions, which is in this case the Gross Debt Net of Cash and Cash Equivalents/Net Cash provided by operating activities ratio:

	US$ million

	06.30.2023	12.31.2022
Cash and cash equivalents	10,351	7,996
Government bonds, bank deposit certificates and time deposits (maturity of more than three months)	5,443	4,287
Adjusted Cash and Cash equivalents	15,794	12,283
Finance debt	29,228	29,954
Lease liability	28,743	23,845
Current and non-current debt - Gross Debt	57,971	53,799
Net Debt	42,177	41,516
Net cash provided by operating activities - LTM OCF	44,901	49,717
Allowance for credit loss on trade and other receivables	(60)	(65)
Trade and other receivables	(1,473)	(355)
Inventories	(1,897)	1,217
Trade payables	509	359
Taxes payable	15,140	13,957
Others	(415)	1,387
LTM Adjusted EBITDA	56,705	66,217
Gross Debt net of cash and cash equivalents/LTM OCF ratio	1.06	0.92
Gross Debt/LTM Adjusted EBITDA ratio	1.02	0.81
Net Debt/LTM Adjusted EBITDA ratio	0.74	0.63

12

RESULTS BY OPERATING BUSINESS SEGMENTS

Exploration and Production (E&P)

Financial information

US$ million	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Sales revenues	30,452	41,624	(26.8)
Gross profit	17,961	25,772	(30.3)
Income (Expenses)	(677)	2,481	-
Operating income	17,284	28,253	(38.8)
Net income attributable to the shareholders of Petrobras	11,443	18,757	(39.0)
Average Brent crude (US$/bbl)	79.83	107.59	(25.8)
Production taxes – Brazil	5,479	8,101	(32.4)
Royalties	3,163	4,388	(27.9)
Special Participation	2,292	3,688	(37.9)
Retention of areas	24	24	-

[1]

In the period Jan-Jun/2023, gross profit for the E&P segment was US$17,961 million, a decrease of 30.3% in relation to the period Jan-Jun/2022, due to lower sales revenues, which mainly reflect lower average Brent prices.

Operating income of US$ 17,284 million in the Jan-Jun/2023 period, a decrease of 38.8% compared to the Jan-Jun/2022 period, mainly due to the decrease in Brent prices, higher tax expenses related to oil export operations and increased geology and geophysics costs in the Brazilian Equatorial Margin region to obtain the environmental license. In addition to the gain from Sepia e Atapu co-participation agreement in the period Jan-Jun/2022.

In the period Jan-Jun/2023, the decrease in production taxes was caused primarily by the reduction in Brent prices, in relation to the Jan-Jun/2022 period.

Operational information

Production in thousand barrels of oil equivalent per day (mboed)	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Crude oil, NGL and natural gas – Brazil	2,621	2,686	(2.4)
Crude oil and NGL (mbbl/d)	2,121	2,172	(2.3)
Natural gas (mboed)	500	514	(2.7)
Crude oil, NGL and natural gas – Abroad	35	38	(7.9)
Total (mboed)	2,656	2,724	(2.5)

Production of crude oil, NGL and natural gas was 2,656 mboed in the period Jan-Jun/2023, representing a 2.5% reduction compared to Jan-Jun/2022, due to co-participation agreements in Búzios (occurred in November 2022), and in Atapu and Sepia (occurred in April 2022), in which the Company reduced its interests in these fields, in addition to the natural decline of fields, demobilization of platforms for projects to revitalize mature fields and divestments. This was partially offset by the ramp up of P-68 (Berbigão and Sururu fields), FPSO Guanabara (Mero field) and P-71 (Itapu field) and start of production at FPSO Almirante Barroso (Búzios field) and FPSO Anna Nery (Marlim field), in addition to the start of production from new wells in the Campos Basin and maintenance schedules with less stoppages in the period Jan-Jun/2023.

13

Refining, Transportation and Marketing

Financial information

US$ million	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Sales revenues	45,899	56,641	(19.0)
Gross profit	4,703	8,307	(43.4)
Income (Expenses)	(2,329)	(1,651)	41.1
Operating income	2,374	6,656	(64.3)
Net income attributable to the shareholders of Petrobras	1,511	4,570	(66.9)
Average refining cost (US$ / barrel) – Brazil	2.18	1.81	20.4
Average domestic basic oil products price (US$/bbl)	102.62	120.04	(14.5)

In the period Jan-Jun/2023, Refining, Transportation and Marketing gross profit was US$ 3,604 million lower than in the period Jan-Jun/2022 mainly due to a decrease in international margins, especially diesel, and to the effect of depreciation of Brent prices which resulted in a decrease of gross profit margin as realized inventory was purchased earlier at higher prices, in contrast to the effect of the Brent price appreciation during the period Jan-Jun/2022.

The operating income for the period Jan-Jun/2023 reflects lower gross profit and an increase of expenses, mainly sale expenses due to higher costs with chartering ships, impairment losses related to the RNEST refinery and expenses with compensation for the termination of a vessel charter agreement.

The average refining cost in the period Jan-Jun/2023 was US$ 2.18/bbl, 20.4% higher than in the period Jan-Jun/2022, mainly due to increased personnel and services costs following inflationary effects. The lower volume of oil processed in the period Jan-Jun/2023 was mainly due to two significant maintenance stoppages at REFAP and RPBC refineries, which contributed to the higher average refining cost.

Operational information

Thousand barrels per day (mbbl/d)	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Total production volume	1,730	1,749	(1.1)
Domestic sales volume	1,709	1,707	0.1
Reference feedstock	1,846	1,897	(2.7)
Refining plants utilization factor (%)	89%	88%	1.1
Processed feedstock (excluding NGL)	1,602	1,631	(1.8)
Processed feedstock	1,650	1,675	(1.5)
Domestic crude oil as % of total	90%	91%	(1.1)

Domestic sales in the period Jan-Jun/2023 were 1,709 mbbl/d, an increase of 0.1% compared to Jan-Jun/2022.

Gasoline sales volume increased 9.3% in Jan-Jun/2023 compared to Jan-Jun/2022 due to the higher competitiveness in price compared to hydrous ethanol. Jet Fuel increased 7.8% in Jan-Jun/2023 mainly due to the negative effect of COVID-19 on the aviation market in the period Jan-Jun/2022, resulting from the restrictive travel measures associated with the pandemic.

Naphta had a 12.6% reduction in sales volume in Jan-Jun/2023 compared to Jan-Jun/2022 due to lower demand. Diesel and Liquefied Petroleum Gas had a 2.0% reduction in sales in Jan-Jun/2023 compared to Jan-Jun/2022 due to higher imports and production from third parties. Fuel Oil had a 2.9% reduction in sales in Jan-Jun/2023 compared to Jan-Jun/2022 due to the growth of alternative fuels and lower demand for thermoelectric generation.

Total production of oil products for the period Jan-Jun/2023 was 1,730 mbbl/d, 1.1% lower than Jan-Jun/2022. The lower production is mainly attributed to the divestment of REMAN at the end of November 2022 since our remaining refineries had a steady utilization in this comparison.

Processed feedstock for the period Jan-Jun/2023 was 1,650 mbbl/d, 1.5% lower than Jan-Jun/2022, reflecting the two significant maintenance stoppages at REFAP and RPBC and the divestment of REMAN at the end of November 2022.

14

Gas and Power

Financial information

US$ million	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Sales revenues	5,621	7,099	(20.8)
Gross profit	2,528	1,848	36.8
Income (expenses)	(1,544)	(1,690)	(8.6)
Operating income (loss)	984	158	522.8
Net income (loss) attributable to the shareholders of Petrobras	635	110	477.3
Average natural gas sales price – Brazil (US$/bbl)	72.13	63.00	14.5

In Jan-Jun/2023, the sales revenues reduction in relation to Jan-Jun/2022 was due to the lower volume of natural gas sold to the thermoelectric and non-thermoelectric markets, as well as the lower thermoelectric generation.

Despite the decrease in sales revenues, the gross profit of the Gas and Power segment was US$ 2,528 million, 36.8% higher than Jan-Jun/2022, mainly due to lower acquisition costs for natural gas due to lower LNG regasification.

In addition, lower selling expenses contributed to the higher operating income in Jan-Jun/2023, due the entry of third parties in the gas market in this period.

Operational information

	Jan-Jun/2023	Jan-Jun/2022	Change (%)
Sale of Thermal Availability at Auction (ACR)- Average MW	1,655	2,054	(19.4)
Electricity generation - average MW	588	1,160	(49.3)
National gas delivered - million m³/day	33	36	(8.3)
Regasification of liquefied natural gas - million m³/day	1	8	(87.5)
Import of natural gas from Bolivia - million m³/day	17	18	(5.6)
Natural gas sales and for internal consumption - million m³/day	50	61	(18.0)

In Jan-Jun/2023, electricity generation by Petrobras decreased by 49.3% compared to Jan-Jun/2022, due to the increase in the level of hydroelectric plants` reservoirs in the country. In this scenario, power generation was used mainly to supply Petrobras' internal steam demand, as well as for one-off opportunities to export to Argentina. There was also a reduction in the volume of availability at auctions, due to expiration of contracts.

The supply of national gas decreased by 8.3% compared to Jan-Jun/2022, due to interventions in natural gas production and processing units during Jan-Jun/2023 and reduction in the volume purchased by Petrobras from third parties, due to expiration of some purchase contracts.

Between Jan-Jun/2023 and Jan-Jun/2022, there was a reduction in the volume of natural gas imported (from Bolivia and LNG), due to lower demand.

Natural gas sales in Jan-Jun/2023 were 18% lower than Jan-Jun/2022, due to lower demand in the thermoelectric and non-thermoelectric markets, the latter driven by lower demand in the industrial segment in the period.

15

GLOSSARY

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted Cash and Cash Equivalents - Sum of cash and cash equivalents, government bonds, bank deposit certificates and time deposits with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management and uses this measure in the calculation of Net Debt.

Adjusted EBITDA Net income plus net finance (expense) income; income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment; results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control; and results from co-participation agreements in bid areas. Adjusted EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

ANP - Brazilian National Petroleum, Natural Gas and Biofuels Agency.

Capital Expenditures – Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E and intangible assets, acquisition of equity interests, as well as other items that do not necessarily qualify as cash flows used in investing activities, comprising geological and geophysical expenses, research and development expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

EBITDA - net income before net finance (expense) income, income taxes, depreciation, depletion and amortization. EBITDA is not a measure defined by IFRS and it is possible that it may not be comparable to similar measures reported by other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free Cash Flow - Net cash provided by operating activities less the sum of acquisition of PP&E and intangibles assets and acquisition of equity interests. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies. However, management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Gross Debt – Sum of current and non-current finance debt and lease liability, this measure is not defined under the IFRS.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM EBITDA –EBITDA for the last twelve months.

LTM Adjusted EBITDA – Adjusted EBITDA for the last twelve months.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Operating income (loss) - Net income (loss) before finance (expense) income, results in equity-accounted investments and income taxes.

Net Debt – Gross Debt less Adjusted Cash and Cash Equivalents. Net Debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of Net Debt may not be comparable to the calculation of Net Debt by other companies. Management believes that Net Debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Results by Business Segment – The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions and performance evaluation.

When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer